
06017050

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Riverstone Resources

*CURRENT ADDRESS #906 - 595 Howe St.
Vancouver, B.C. V6C 2T5

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 25 2006
THOMSON FINANCIAL

FILE NO. 82- 35016 FISCAL YEAR 10/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT : 9/22/2006

082-35016

RECEIVED
2006 SEP -7 P 3:43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

10-31-04
AR/S

RIVERSTONE RESOURCES INC.

#906-595 Howe Street,
Vancouver, B.C. V6C 2T5
Tel: 604-801-6075
Fax: 604-801-5020

FINANCIAL STATEMENTS

31 OCTOBER 2004 and 2003

Staley, Okada & Partners
CHARTERED ACCOUNTANTS

Suite 400 - 889 West Pender Street
Vancouver, BC Canada V6C 3B2
Tel 604 694-6070
Fax 604 585-8377
info@staleyokada.com
www.staleyokada.com

AUDITORS' REPORT

To the Shareholders of Riverstone Resources Inc.:

We have audited the balance sheet of Riverstone Resources Inc. as at 31 October 2004 and 2003 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at 31 October 2004 and 2003 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Staley, Okada & Partners"

Vancouver, B.C.
26 January 2005

STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

Riverstone Resources Inc. <u>Statement 1</u>

Balance Sheet

As at 31 October
Canadian Funds

ASSETS		**2004**		2003
Current				
Cash and term deposits	$	**885,334**	$	155,979
GST receivable		**27,509**		13,351
Prepaid expenses		**11,993**		-
		924,836		169,330
Resource Property Costs - *Schedule (Note 4)*		**1,525,274**		29,790
	$	**2,450,110**	$	199,120

LIABILITIES				
Current				
Accounts payable and accrued liabilities				
- trade and other	$	**309,318**	$	68,043
- related parties		**-**		2,889
		309,318		70,932

Continued Operations *(Note 1)*

SHAREHOLDERS' EQUITY				
Share Capital *(Note 5)*		**3,733,519**		1,104,086
Deficit - *Statement 2*		**(1,592,727)**		(975,898)
		2,140,792		128,188
	$	**2,450,110**	$	199,120

ON BEHALF OF THE BOARD:

"James Robertson", Director

"Michael D. McInnis", Director

- See Accompanying Notes -

Riverstone Resources Inc. <u>Statement 2</u>

Statement of Loss and Deficit

For the Years Ended 31 October
Canadian Funds

	2004	2003
Indirect and Administrative		
Administration and management fees	$ 70,730	$ 30,000
Consulting fees	29,800	-
Foreign exchange gain	(2,846)	-
General exploration	10,535	-
Office and general	9,305	1,807
Professional	46,651	26,215
Rent and office services	25,150	2,400
Shareholder information	8,816	2,988
Stock-based compensation *(Note 5e)*	355,197	7,839
Stock exchange and filing fees	25,092	11,850
Transfer agent	8,462	5,680
Travel and promotion	18,596	595
Loss for the Year Before the Under-noted	605,488	89,374
Interest income	(30,307)	-
Gain on forgiveness of debt	-	(12,133)
Write off of resource property costs *(Note 4b)*	41,648	-
Loss for the Year	616,829	77,241
Deficit - Beginning of year	975,898	898,657
Deficit - End of Year	$ 1,592,727	$ 975,898
Loss per Share - Basic and Diluted	$ 0.06	$ 0.02
Weighted-Average Number of Shares	9,967,545	3,986,645

- See Accompanying Notes -

Riverstone Resources Inc. Statement 3

Statement of Cash Flows

For the Years Ended 31 October
Canadian Funds

Cash Resources Provided By (Used In)		**2004**		2003
Operating Activities				
Loss for the period	$	**(616,829)**	$	(77,241)
Items not affecting cash				
Stock compensation		**355,197**		7,839
Gain on forgiveness of debt		**-**		(12,133)
Write-off of resource property costs		**41,648**		-
		(219,984)		(81,535)
Net change in non-cash working capital				
GST receivable		**(14,158)**		(8,317)
Prepaid expenses		**(11,993)**		-
Accounts payable and accrued liabilities				
- trade		**241,275**		(54,351)
- related		**(2,889)**		(5,620)
		(7,749)		(149,823)
Investing Activities				
Resource property costs		**(1,417,397)**		(29,790)
Financing Activities				
Shares issued for cash		**2,239,900**		330,000
Share issuance costs		**(85,399)**		-
		2,154,501		330,000
Net Increase in Cash		**729,355**		150,387
Cash position - Beginning of year		**155,979**		5,592
Cash Position - End of Year	$	**885,334**	$	155,979

Supplemental Schedule of Non-Cash Transactions				
Shares issued in settlement of accounts payable	$	**-**	$	25,000
Shares issued for resource properties	$	**41,250**	$	-
Stock-based compensation recorded for resource properties	$	**78,485**	$	-
Stock-based compensation expense	$	**355,197**	$	-

- See Accompanying Notes -

Riverstone Resources Inc. Schedule

Schedule of Resource Property Costs

For the Years Ended 31 October

Canadian Funds

	2004	2003
Direct – Mineral		
Rambo Property, Burkina Faso, West Africa		
Acquisition and option payments	$ 94,017	$ -
Assay and geochemical	143,711	154
Camp and general	190,453	1,150
Consulting	12,938	-
Drilling	372,601	-
Environmental and permitting	5,910	-
Geological	329,662	20,300
Lease, licenses and taxes	2,016	-
Local labour	95,748	-
Project management	28,454	-
Report preparation	25,577	6,120
Stock-based compensation *(Note 5e)*	78,485	-
Transportation	109,683	2,066
	1,489,255	29,790
Other Properties, West Africa		
Acquisition and option payments	1,217	-
Assay and geochemical	1,716	-
Camp and general	2,720	-
Consulting	30,384	-
Geological	6,353	-
Transportation	5,487	-
	47,877	-
Costs for the Year	1,537,132	29,790
Balance - Beginning of year	29,790	-
Write off of costs on properties not acquired	(41,648)	-
Balance - End of Year	$ 1,525,274	$ 29,790

- See Accompanying Notes -

---

1. Continued Operations

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years, is currently unable to self-finance operations and has an accumulated deficit of $1,592,727. The ability to continue as a going concern is dependent on its ability to generate profitable operations in the future and/or obtain additional financing.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

---

2. Significant Accounting Policies

a) Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

b) Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The effect on loss per share of the Company's outstanding options and warrants is anti-dilutive and, therefore, the exercise of such options and warrants has not been included in the calculation of the basic and diluted loss per share amounts presented.

c) Share Capital

i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

2. Significant Accounting Policies - *Continued*

d) Stock-Based Compensation

The Company has adopted the new recommendations of CICA Handbook Section 3870, *Stock-Based Compensation and Other Stock-Based Payments*, which applies to all awards granted on or after 1 November 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

As encouraged by Section 3870, the Company enacted prospectively early adoption of the fair-value based method of accounting for awards issued to employees for the fiscal year beginning 1 November 2003.

The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair-value based method. In prior years, stock-based compensation expense was recognized only when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

e) Mineral Interests

The Company follows the method of accounting for its mineral interests whereby all costs related to acquisition, exploration and development are capitalized by project. These costs will be amortized against revenue from future production or written off if the interest is abandoned or sold. In the event of commercial production, net costs will be charged to operations on the unit-of-production method by project based upon estimated recoverable reserves.

The amounts shown for mineral interests represent costs incurred to date, less recoveries, and do not necessarily reflect present or future values. The recoverability of amounts shown for mineral interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining and obtaining clear title to the claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

The Company does not accrue the estimated costs of maintaining its mineral interests in good standing.

f) Property Option Agreements

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, amounts payable or receivable are not recorded. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

---

2. Significant Accounting Policies - *Continued*

g) Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, *Asset Retirement Obligations*. This new section requires recognition of a liability for legal obligations relating to the retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. The liability for asset retirement obligations must be recognized at fair value in the period in which it is incurred when a reasonable estimate of fair value can be made. Such retirement costs are added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

h) Environmental

The operations of the Company may, in the future, be affected by changes in environmental regulations, including those for future reclamation and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's philosophy and resultant policy is to conduct its exploration and development activities in an environmentally responsible manner. Specifically, the Company's policy is to meet or surpass the environmental requirements established to satisfy international standards and guidelines, by application of technically proven and economically feasible mitigation and reclamation procedures.

i) Future Income Taxes

The Company uses the asset and liability method of accounting for income taxes whereby the income tax effects of temporary differences in the time when income and expenses are recognized in accordance with Company accounting practices, and the time they are recognized for income tax purposes, are reflected as future income tax assets or liabilities. Future income tax assets and liabilities are measured using statutory rates that are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The change in the net future tax asset or liability is included in income in the current year.

j) Foreign Exchange

Transactions denominated in foreign currencies are recorded during the year at the prevailing exchange rate. Year-end monetary balances denominated in foreign currencies are translated into Canadian dollars at year-end rates. Translation gains and losses are recorded as income or expense in the current year.

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3. Financial Instruments

The fair value of the Company's cash and term deposits, GST receivable, and accounts payable is estimated to approximate their carrying values. It is managements' opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments.

---

4. Resource Properties

a) Rambo Property, Burkina Faso, West Africa

The Company has an option to acquire a 100% interest in the Rambo property located in Burkina Faso, West Africa. The property is subject to a 3% net smelter return royalty and a standard government 10% carried production interest. The Company may acquire its interest by making cash payments and share issuances to the optionors and completing minimum exploration expenditures as follows:

	Cash Payment U.S. Funds	Shares	Exploration Expenditures U.S. Funds
Upon signing of the formal agreement *(paid)*	$ 5,000	-	$ -
Upon regulatory approval *(paid, issued)*	35,000	50,000	-
On or before 15 December 2004 *(Note 9a)*	50,000	50,000	150,000
On or before 15 December 2005	50,000	50,000	150,000
On or before 15 December 2006	50,000	50,000	200,000
On or before 15 December 2007	50,000	50,000	-
	$ 240,000	250,000	$ 500,000

The Company has satisfied the exploration expenditure requirements under the agreement. The company also issued 25,000 shares as a finder's fee.

b) Other Properties, West Africa

During the period, the Company incurred costs on exploring additional properties in West Africa. These costs are being carried as other properties until such time as significant costs are expended on a specific property or a definitive project is established. During the year, the Company wrote off $41,648 of these costs, which related to three properties that the Company chose not to pursue.

c) Details of cumulative expenditures are as follows:

	Acquisition	Exploration	**31 October 2004**	31 October 2003
Rambo property, West Africa	$ 94,017	$ 1,425,028	**$ 1,519,045**	$ 29,790
Other properties, West Africa	1,217	5,012	**6,229**	-
	$ 95,234	$ 1,430,040	**$ 1,525,274**	$ 29,790

5. Share Capital

The authorized share capital of the company consists of 100,000,000 common shares without par value.

a) Share issuance details are as follows:

	31 October 2004			31 October 2003		
	Shares		**Amount**	Shares		Amount
Balance - Beginning of year	**6,445,001**	**$**	**1,104,086**	3,295,001	$	741,247
Private placement	**4,000,000**		**2,200,000**	2,000,000		200,000
Private placement	**-**		**-**	600,000		90,000
Private placement	**-**		**-**	300,000		45,000
Share issuance costs	**-**		**(85,399)**	-		(5,000)
Stock compensation	**-**		**433,682**	-		7,839
Shares issued for property *(Note 4a)*	**50,000**		**27,500**	-		-
Shares issued for finder's fee *(Note 4a)*	**25,000**		**13,750**	-		-
Shares issued on exercise of warrants	**159,600**		**39,900**			
Shares issued for debt	**-**		**-**	250,000		25,000
Balance - End of year	**10,679,601**	**$**	**3,733,519**	6,445,001	$	1,104,086

b) As at 31 October 2004, there were 462,263 (2003 - 616,350) shares held in escrow, which are being released over time according to TSX Venture Exchange policy.

c) As at 31 October 2004, the Company had share purchase warrants outstanding entitling the holder to purchase the following:

Shares	Exercise Price	Expiry Date
2,000,000	$ 0.12	31 July 2005
300,000	$ 0.15	15 August 2005
205,850	$ 0.75	23 June 2005
2,505,850		

d) As at 31 October 2004, the Company had stock options outstanding as follows:

Grant Date	Number	Exercise Price	Expiry Date
19 August 2003	610,000	$ 0.14	19 August 2008
12 January 2004	440,000	$ 1.10	12 January 2009
5 May 2004	805,000	$ 0.38	5 May 2009
1 September 2004	100,000	$ 0.32	1 Sept 2009
	1,955,000		

The outstanding options have a weighted average exercise price of $0.46 and a weighted-average remaining life of 4.24 years. As at 31 October 2004, 1,376,875 options had vested.

5. Share Capital - *Continued*

e) Stock-Based Compensation

During the year, the Company issued to its directors, officers, employees and consultants 1,345,000 stock options at an average exercise price of $0.61 per share. Of these options, 440,000 vested immediately, and 905,000 vest over a period of 18 months. The Company estimated the fair value of each option on the date of grant using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

Expected dividend yield	0.00%
Expected stock price volatility	76.35%
Risk-free interest rate	3.74%
Expected life of options	5 years

The weighted-average fair value of the options granted during the year is $0.44 and for the 766,875 options that vested during the year, the Company has recognized stock-based compensation expense as follows:

	31 October 2004
Expensed: Stock-based compensation	$ 355,197
Capitalized: Resource property costs	78,485
	$ 433,682

During the year ended 31 October 2003, the Company issued 610,000 stock options, which vested immediately, to its directors, officers, employees and consultants. The Company estimated the fair value of each option on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Expected dividend yield	0.00%
Expected stock price volatility	55.12%
Risk-free interest rate	3.97%
Expected life of options	5 years

Non-Employees

The Company recognized stock-based compensation expense for options granted to consultants in the 2003 fiscal year as follows:

Number of Options Granted	Number of Options Vested	Weighted-Average Fair Value per Option	Total Estimated Compensation
75,000	75,000	$ 0.105	$ 7,839

5. Share Capital - *Continued*

e) Stock-Based Compensation - *Continued*

Employees

Had the Company recognized stock-based compensation expense for options granted to directors, officers and employees in the 2003 fiscal year *(Note 2d)*, the Company's loss and loss per share amounts for the period would have been adjusted to the pro forma amounts as follows:

Number of Options Granted	Number of Options Vested	Weighted Average Fair Value per Option	Total Estimated Compensation
535,000	535,000	$ 0.105	$ 55,917

Loss	
As reported	$ 77,241
Pro forma	$ 133,158
Loss per share	
As reported	$ 0.02
Pro forma	$ 0.03

6. Income Taxes

a) The Company has incurred losses for income tax purposes of approximately $592,000 which may be used to reduce future taxable income. The income tax benefits, if any, of these losses have not been recorded in these financial statements and expire as follows:

Year of Expiry		Amount
2005	$	11,000
2006		11,000
2007		13,000
2008		94,000
2009		118,000
2010		116,000
2011		229,000
	$	592,000

b) The Company has approximately $1,913,000 of resource related expenditures which may be carried forward indefinitely and used to reduce prescribed taxable income in future years. The potential future tax benefits of these expenditures have not been recognized in the accounts of the Company.

7. Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements are as follows:

a) Administration and management fees paid directors and a company controlled by a director - $70,730 (2003 - $30,000);

b) Office rent paid to a company controlled by a director - $1,150 (2003 - $2,400);

c) Geological consulting fees paid to a director - $15,220 (2003 - $17,500);

d) Rent and office services fees paid to a company with directors in common - $24,000 (2003 - $Nil);

e) Shareholder information services fees paid to a company related to a director $3,554 (2003 - $Nil);

f) Share transactions conducted with directors, officers and other related parties during the year are as follows:

- Issued 15,000 shares on the exercise of warrants for total cash proceeds of $2,700;
- Granted 295,000 and 600,000 five-year stock options at an exercise price of $1.10 and $0.38 respectively.

8. Segmented Information

The company currently operates in only one segment, that being the mining exploration industry. Details of the segmented operations are reflected only in the balance sheet.

2004		**Canada**		**Africa**		**Total**
Assets	**$**	**924,836**	**$**	**1,525,274**	**$**	**2,450,110**

2003		Canada		Africa		Total
Assets	$	169,330	$	29,790	$	199,120

9. Subsequent Events

Subsequent to 31 October 2004, the company:

a) Issued 50,000 shares from treasury and paid US$50,000 to the optionors of the Rambo property *(Note 4a);*

b) Signed an option agreement to acquire an 80% interest in certain mineral claims located in Burkina Faso. To earn its interest, the Company must pay US$95,000 to the optionor and incur 108,000,000 CFA in exploration expenditures (approximately $270,000) by 31 December 2005.

RIVERSTONE RESOURCES INC.
Report to Shareholders and
Management Discussion and Analysis
Of the Financial Position and Results of Operations
For the Year Ended October 31, 2004

24 February 2005

TO OUR SHAREHOLDERS:

This Management's Discussion and Analysis ("MD&A") supplements, but does not form part of, the audited financial statements of the Company and the notes thereto for the year ended October 31, 2004. Consequently, the following discussion and analysis of the financial condition and results of operations for Riverstone Resources Inc. ("Riverstone" or the "Company"), should be read in conjunction with the audited annual financial statements for the year ended October 31, 2004 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied.

Discussion of the Company, its operations and associated risks is further described in the Company's Annual Information Form and other filings, available for viewing at www.sedar.com. A Copy of this MD&A will be provided to any applicant upon request.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the following MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below. Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

GENERAL

Riverstone is a mineral exploration company that has entered into an agreement to acquire a 100% interest in the Rambo gold property in Burkina Faso, West Africa, subject to a 3% net smelter return royalty and a standard Government 10% carried production interest. The transaction was on an arm's length basis between the Company and the vendors.

The Rambo gold property is the primary exploration property held by the Company. However, the Company is actively seeking additional properties for acquisition and exploration and development – see *Mineral Exploration*.

SIGNIFICANT EVENTS AND TRANSACTIONS

Effective May 1, 2004, the Company moved its offices to a new address, which it occupies on a month-to-month basis.

During the year, Company completed a private placement of 4,000,000 shares for net cash proceeds of $2,114,601 and incurred $1,417,397 in resource property expenditures.

The Company also granted a total of 1,345,000 incentive stock options to directors, consultants and employees pursuant to the Company's Stock Option Plan. The options are exercisable for a five-year period at an average price of $0.61.

MINERAL EXPLORATION

The Rambo permit is located in the north-eastern part of Burkina Faso and is contiguous with St. Jude's Goulagou project. The permit comprises 150 square kilometres in area and covers six artisanal workings. The main Rambo artisanal pit consists of a 60 x 40 metre oval pit, which is about 15 metres deep. Diamond drilling by a former operator near the pit returned values including 20.03 g/t gold over 15.79 metres, 4.29 g/t over 18.0 metres and 2.89 g/t over 15.0 metres. The gold mineralization appears to be related to a generally east-west trending, south dipping shear zone about 18 metres in apparent width.

During the year, the Company completed a drilling program on the Rambo property. Sixteen reverse circulation holes were drilled to test the east-west trending structural zone that passes through the Rambo pit. Fifteen of the holes encountered gold mineralization; eight holes had minor mineralization while seven of the holes encountered significant gold intercepts. Highlights include 12.0 metres grading 7.0 g/t in Hole RA-04-05, 6.0 metres grading 16.4 g/t in Hole RA-04-07, 7.5 metres grading 4.2 g/t in Hole RA-04-04 and 16.5 metres grading 4.5 g/t in Hole RA-04-01.

Significant intersections are presented in the table below.

HOLE NO.	FROM (metres)	TO (metres)	INTERVAL (metres)	ASSAY (g/t)
RA-04-01	*48.0*	*64.5*	*16.5*	*4.5*
	incl. 60.0	*63.0*	*3.0*	*11.1*
	and 73.5	*75.0*	*1.5*	*13.9*
RA04-02	*63.0*	*84.0*	*21.0*	*1.2*
	and 99.0	*114.0*	*15.0*	*1.0*
RA-04-04	*63.0*	*70.5*	*7.5*	*4.2*
	incl. 67.5	*70.5*	*3.0*	*7.7*
RA-04-05	*87.0*	*99.0*	*12.0*	*7.0*
	incl. 87.0	*93.0*	*6.0*	*13.3*
	and 123.0	*132.0*	*9.0*	*1.7*
RA-04-06	*13.5*	*18.0*	*4.5*	*1.2*
	36.0	*37.5*	*1.5*	*1.0*
RA-04-07	*73.5*	*79.5*	*6.0*	*16.4*
	incl. 73.5	*75.0*	*1.5*	*62.3*
RA-04-08	*46.5*	*48.0*	*1.5*	*7.1*

The sixteen holes were drilled on fences spaced 50 metres apart over a strike length of 350 metres. All of the holes encountered a sulphide-bearing structure characterized by abundant arsenopyrite and pyrite. The structure strikes generally east-west and is open in both directions. Drilling also defined a gold-bearing shoot within the sulphide-bearing structure. The shoot has an approximate strike length of 150 metres, an average width of about 11 metres and has been traced by drilling to a depth of 120 metres. The shoot is open for extension to the east and to depth.

During the fourth quarter, the Company commenced a diamond drilling program to further delineate the extent of the gold mineralization. The program was completed and samples were submitted for assay. Results confirmed the continuation of the gold-bearing shoot plunging to the southwest within the steeply dipping mineralized structure. Hole RADD-04-08 intersected the shoot at a vertical depth of approximately 100 metres. Results from the hole showed an intersection of 18.61 metres with a grade of 3.41 grams of gold per tonne, which also included a higher-grade intersection of 5.80 metres of 8.22 grams of gold per tonne. Results from four other holes also confirmed the orientation of the gold-bearing shoot.

The program consisted of nine holes totalling 1,635 metres to test the continuation of a steeply plunging gold-bearing shoot suggested by the earlier drilling. Five of the nine holes intersected the projected shoot; results from these holes and from previously reported reverse circulation drilling holes within the shoot are shown on the table below:

HOLE NO.	FROM (metres)	TO (metres)	INTERVAL (metres)	ASSAY (g/t)
RADD-04-01	*109.85*	*112.90*	*3.05*	*2.60*
RADD-04-03	*217.97*	*221.0*	*3.03*	*2.70*
RADD-04-07	*174.02*	*175.92*	*1.90*	*7.87*
and	*183.72*	*186.55*	*2.83*	*5.26*
RADD-04-08	*103.69*	*122.30*	*18.61*	*3.41*
Including	*116.50*	*122.30*	*5.80*	*8.22*
RADD-04-09	*32.90*	*38.95*	*6.05*	*2.96*

During the year, the Company continued to review and assess other mineral opportunities in West Africa. These activities resulted in the Company obtaining two additional permits, while it chose not to pursue three other properties.

Subsequent to October 31, 2004, the Company entered into an agreement to acquire an interest in the Liguidi Malguem mineral claims in Burkina Faso – see *Subsequent Events*. To date, the Company has completed a geochemical soil survey and surface work on the property. Within this area are several anomalous zones where soil gold values are generally over 50 ppb and as high as 2,600 ppb. The largest of these covers an area approximately 4 km in length and up to 2 km in width. Several other anomalous zones are at least 1 km long and up to 1 km in width. Assay results are available for 79 rock samples taken in the larger grid area; of these, 26 samples showed higher values of between 100 ppb and 500 ppb and a further 8 samples assayed between 1.3 g/t (0.04 oz/ton gold) and 12.0 g/t (0.35 oz/ton gold). Three specific target areas were identified; the Three Hills zone near the centre of the permit, the Wayalguin zone to the north-east and the Dassoui zone to the south-west. The existence of artisanal gold workings is widespread in the area. Further work is planned.

SELECTED ANNUAL INFORMATION

Financial Data for Last Three Fiscal Years			
Fiscal Year Ended	October 2004	October 2003	October 2002
Total revenues	$Nil	$Nil	$Nil
Loss before extraordinary items	$616,829	$77,241	$286,618
Net (earnings) loss	$616,829	$77,241	$286,618
Weighted average number of shares outstanding	9,967,545	3,986,645	3,295,001
Loss per share	$0.06	$0.02	$0.09
Cash and cash equivalents	$885,334	$155,979	$5,592
Current assets	$924,836	$169,330	$10,626
Non-current assets	$1,525,274	$29,790	$Nil
Total assets	$2,450,110	$199,120	$10,626
Current liabilities	$309,318	$70,932	$168,036
Total long-term financial liabilities	$Nil	$Nil	$Nil
Total shareholders' equity (deficiency)	$2,140,792	$128,188	$(157,410)
Cash dividends declared per share	$Nil	$Nil	$Nil

RESULTS OF OPERATIONS

The loss for the year was $616,829, which is comprised of $70,730 for administration and management fees, $46,651 for professional fees, $42,370 for transfer agent, filing and shareholder related costs, $29,800 for consulting fees, $25,150 for rent and office services, and $35,590 for office, travel, and other general expenses. The loss for the year was reduced as a result of receipt of interest income amounting to $30,307 and increased by stock-based compensation of $355,197 and a write off of resource property costs taken in the fourth quarter of $41,648. Cash flows used in operations for 2004, before changes in non-cash working capital items, totalled $219,984 compared to cash of $81,535 used in operations in 2003.

Compared to the prior year, general and administrative costs increased significantly. The majority of the increase is due to the recording of stock-based compensation relating to the granting of stock options, however, administration, management and consulting fees increased due to the increased level of exploration activity and work required to comply with regulatory matters relating to its recent financings, stock options, and escrow agreements. For similar reasons, shareholder related expenses, filings and transfer agent fees increased accordingly. In addition, office rent and services increased as the Company moved its offices to a new location where it now receives office support services. Travel and promotion costs increased over the prior quarters due to the Company's attendance at two precious metals conferences.

The Company incurred resource property costs of $1,537,132 during the year as a result of exploration work completed mainly on the Rambo gold property. This compares to $29,790 incurred late in the prior year, when the Rambo permit was obtained. Current costs included $372,601 for reverse circulation drilling, $143,711 for assaying charges, and $329,662 for surface geological work including trenching and geochemical surveys. Camp and general costs, including local labour costs, totaled $286,201, and travel costs totalled $109,683, reflecting the cost of operating in West Africa. Stock-based compensation relating to stock options granted to field personnel totalling $78,485 was recorded in the year. Total costs for the year also include $47,877 incurred on reconnaissance and data collection on other prospective properties in the West Africa region. During the fourth quarter, the Company determined that it would acquire only two of these properties further, and wrote off $41,648 in costs related to three other properties it chose not to pursue.

SUMMARY OF QUARTERLY RESULTS

Financial Data for the Last Eight Quarters

Three Months Ended	Oct-04	Jul-04	Apr-04	Jan-04	Oct-03	Jul-03	Apr-03	Jan-03
Total Revenues	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Loss before extraordinary items	$73,383	$165,486	$30,463	$347,497	$45,220	$14,389	$4,988	$12,644
Loss for the period	$73,383	$165,486	$30,463	$347,497	$45,220	$14,389	$4,988	$12,644
Loss per share	$0.01	$0.02	$0.00	$0.04	$0.01	$0.00	$0.00	$0.00

The quarterly losses for the year ended October 31, 2004 reflect a higher level of exploration and administrative activity than in fiscal 2003 as discussed above (see *Results of Operations*). The Company was relatively inactive for most of the 2003 fiscal year. Comparison of 2004 quarterly results with those of 2003 is must be considered accordingly.

The only item that produced significant inconsistencies among the quarters in 2004 was stock-based compensation. The Q1 loss in 2004 is higher than all other quarters due to the recognition of $288,978 in stock-based compensation relating to 440,000 shares that were granted in Q1 2004. These options vested immediately, therefore, the entire expense was recognized in the first quarter. Subsequent grants of stock options in Q3 2004 (805,000 options) and Q4 2004 (100,000 options) were subject to vesting provisions, therefore, the expense in subsequent quarters was significantly less than that recognized in Q1 2004. In addition, the fourth quarter loss in 2004 was reduced by an adjustment that capitalized $75,239 of stock-based compensation, which related to field personnel, to the Rambo property. Cash flows used in operations, before changes in non-cash working capital items, were fairly consistent over the four quarters of 2004, reflecting a slight upward trend due to the increasing activity of the Company throughout the year.

FINANCIAL POSITION AND LIQUIDITY

Riverstone has no history of profitable operations and its mineral projects are at an early stage. Therefore, it is subject to many risks common to comparable companies, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources as well as a lack of revenues.

At the end of the year under review, the Company had working capital of $615,518 compared to $98,398 at the end of the previous year and $1,207,391 at the end of the third quarter 2004. The change during the quarter primarily reflects mineral exploration expenditures on the Rambo property, together with indirect and administrative costs. The improvement in working capital over the previous year results from equity financing activities during the year.

CAPITAL RESOURCES AND COMMITMENTS

The Company has cash payment, share issuance and mineral expenditure requirements under its Rambo property agreement. Terms of the agreement include cash payments totalling US$240,000 and the issue to the vendors of a total of 250,000 common shares of the Company over a period of four years, with a work commitment totalling US$500,000 over a period of three years. During the year, the Company paid the vendors US$40,000, issued 50,000 common shares, and satisfied the entire exploration expense requirement on the property. Subsequent to October 31, 2004, the Company paid an additional US$50,000 and issued a further 50,000 common shares.

The Company has business services agreements, with two of its directors, which call for monthly payments of $4,000 each with a term of two years, renewable upon mutual consent. The Company also has a month-to-month agreement, with a company related by certain directors it has in common, for office rent and administrative support services. The Company pays $4,000 per month and the agreement can be cancelled at any time.

Subsequent to October 31, 2004, the Company signed a second option agreement to acquire an 80% interest in the Liguidi Malguem mineral claims located in Burkina Faso. This agreement calls for a cash payment to the optionor of US$95,000 and requires the Company to incur exploration expenditures of approximately $270,000 by December 31, 2005.

As at October 31, 2004, the Company had sufficient funds to complete the terms of it's property agreement and meet its overhead requirements for the ensuing year, however, with continued exploration costs at Rambo and the addition of the Liguidi Malguem property agreement, it will be necessary for the Company to arrange for additional financing during the coming year to meet all of its exploration and overhead requirements.

Management believes it will be able to raise equity capital as required in the long term, but recognizes the risks attached thereto. Historically the capital requirements of the Company have been met by equity subscriptions. Although the Company has been successful in the past in obtaining financing, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing may be favourable.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as at 31 October 2004 or as at the date hereof.

RELATED PARTY TRANSACTIONS

Transactions with related parties are disclosed in the financial statements and include administration and management fees for the year of $70,730 (2003 - $30,000) and rent of $1,150 (2003 - $2,400) paid to a company controlled by a director of the Company. A new related party transaction for the current year includes fees for rent and office services of $24,000 paid to a company with which the company shares directors in common. In addition, during the year, the Company paid consulting fees of $15,220 (2003 - $17,500) to a director for geological work on the Rambo property. The increase in related party transactions over the prior year is due to the fact that the Company relies on its directors and officers to provide much of the Company's professional and administrative support; therefore, with the significant increase in the activity of the Company during the year, such related party transactions have increased accordingly.

DISCUSSION OF FOURTH QUARTER RESULTS

The fourth quarter of 2004 saw the Company increase its exploration expenditures in West Africa to $627,414 from $435,578 in the third quarter. The Company acquired two new properties in the quarter, and wrote off $41,648 in costs relating to three other properties it chose not to pursue.

General and administrative costs were relatively consistent in the fourth quarter compared to those of the third quarter, with the exception of an increase in general exploration costs of $10,535. Total administrative expenses for Q4 were less than those of Q3 due to a fourth quarter adjustment made to capitalize $75,239 of stock-based compensation, which related to field personnel, to the Rambo property. This treatment is consistent with the treatment of other cash costs incurred on the Company's resource properties.

Cash flows used in operations, before changes in non-cash working capital items, were higher than the previous quarters of 2004, reflecting a slight upward trend due to the increasing activity of the Company as the year progressed.

CHANGES IN ACCOUNTING POLICIES

CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. During the year, as encouraged by Section 3870, the Company enacted prospectively early adoption of the fair-value based method of accounting for awards issued to employees for the fiscal year beginning on 1 November 2003. The Company now recognizes all stock-based awards made to employees and non-employees using the Black-Scholes Option-Pricing Model.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and term deposits, GST receivable and accounts payable. Term deposits earn interest at market rates. The Company maintains most of its cash in Canadian dollars; however, from time to time a small amount of cash is maintained in foreign currencies and is therefore subject to changes in fair value due to fluctuations in exchange rates. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

Consistent with other companies in the mineral exploration industry, Riverstone has no source of operating revenue. The Company's October 31, 2004 audited financial statements provide a breakdown of the general and administrative expenses for the year under review (Statement 2) and an analysis of the capitalized and expensed exploration and development costs incurred on its mineral properties (Schedule and Note 4c).

OUTSTANDING SHARES

As at October 31, 2004, the Company had 10,679,601 (diluted – 15,140,451) common shares issued and outstanding versus 6,445,001 (diluted – 9,505,001) at October 31, 2003. The increase over 2003 reflects the success of the Company in raising funds through the issue of new shares and the exercise of warrants as described below.

During the first quarter, the Company completed a brokered private placement of 4,000,000 shares at a price of $0.55 per share for gross cash proceeds of $2,200,000. The Company paid agents' commissions and a finder's fee totalling $85,399 and issued warrants entitling the agents to purchase 225,450 common shares at a price of $0.75 until 23 June 2005. The Company also received cash proceeds of $39,900 upon the exercise of 159,600 share purchase warrants during the year.

Issued and diluted shares outstanding as at February 23, 2004 are 11,183,101 and 15,190,451 respectively. The increase from October 31, 2004 reflects the subsequent issuance of 50,000 shares under the Rambo property agreement and the partial exercise of outstanding share purchase warrants.– see *Subsequent Events*.

INVESTOR RELATIONS ACTIVITIES

With respect to public relations, the Company's policy is to provide information from its corporate offices to investors and brokers directly. During the year, the Company entered into an agreement with Richard Roy, through his private company RR Communications, to assist in providing such information from the Company's offices.

MANAGEMENT

Riverstone is very dependent upon the personal efforts and commitments of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Riverstone could result, and other persons would be required to manage and operate the Company.

SUBSEQUENT EVENTS

Subsequent to the end of the year, the Company issued 50,000 shares from treasury and paid US$50,000 to the optionors of the Rambo property. In addition, the Company signed an option agreement to acquire an 80% interest in certain mineral claims located in Burkina Faso known as the Liguidi Malguem property. To earn its interest, the Company must pay US$95,000 to the optionor and incur 108,000,000 CFA in exploration expenditures (approximately $270,000) by December 31, 2005.

RISK FACTORS

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical. Following are the risk factors most applicable to the Company:

Exploring and developing mineral resource projects bears a high potential for all manner of risks. Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen. Moreover, even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them, and employs experienced consulting, engineering, insurance and legal advisors to assist in its risk management reviews.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

At present the principal activity of the Company is the exploration and development of gold resource properties. The feasible development of such properties is highly dependent upon the price of gold. A sustained and substantial decline in commodity gold prices could result in the write-down, termination of exploration and development work or loss of its interests in identified resource properties. Although such prices cannot be forecasted with certainty, the Company carefully monitors factors that could affect gold commodity prices in order to assess the feasibility of its resource projects.

Exploration and development projects are subject to the environmental laws and regulations of the country within which the Company is conducting its operations. As such laws are subject to change, the Company carefully monitors proposed and potential changes, and ensures that it is and will be in strict compliance.

Various non-governmental organizations dedicated to environmental protection monitor, amongst others, the mining industry. These organizations have in the past commenced actions with the regulatory agencies or the courts to prevent or delay mining activities.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this Annual Management Discussion and Analysis.

Respectfully submitted
On Behalf of the Board of Directors

"Michael D. McInnis"

Michael D. McInnis, P. Eng.
President

RIVERSTONE RESOURCES INC.

Form 52-109FT1 – Certification of Annual Filings

I, Kerry Spong, Chief Financial Officer of Riverstone Resources Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Riverstone Resources Inc., (the Issuer) for the financial year ending October 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 4, 2005

"Kerry Spong"

Kerry Spong
Chief Financial Officer

RIVERSTONE RESOURCES INC.

Form 52-109FT1 – Certification of Annual Filings

I, Michael D. McInnis, President and Chief Executive Officer of Riverstone Resources Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Riverstone Resources Inc., (the Issuer) for the financial year ending October 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 4, 2005

"Michael D. McInnis"

Michael D. McInnis
President and Chief Executive Officer